Delisting Determination, The Nasdaq Stock Market, LLC, June 3, 2024, NextPlay Technologies, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of NextPlay Technologies, Inc., effective at the opening of the trading session on June 13, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1), as it had failed to file its Form 10-K and Forms 10-Q for the periods ended February 28, May 31, and August 31, 2023.
The Company was notified of the Staff determination on November 28, 2023. On December 4, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On January 18, 2024, the Company received an additional delist determination for its failure to meet the requirement in Listing
Rule 5250(c)(1), as it had failed to file its Form 10-Q for the period ended November 30, 2023.
On March 4, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones (the Decision). On March 5, 2024, the Company received an additional delist determination for its failure to meet the annual shareholder meeting requirement in Listing Rule 5620(a).
On March 18, 2024, in response to a request by the Company, the Panel amended the terms of the Decision and granted the Company a short extension.
On April 11, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on April 15, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on May 28, 2024.